Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5076	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES PRIVATE PLACEMENT AND
REDUCTION OF WARRANT EXERCISE PRICE

Langley, B.C., March 24, 2010 – BALATON POWER INC. (OTCBB:BPWRF ) (“Balaton” or the “Company”). The Company announces that it intends to undertake a non-brokered private placement of up to 7.5 million units at the price of $0.02 per unit for an aggregate gross proceeds of $150,000 (the “Offering”). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with investors. The securities issued pursuant to the Offering will be subject to the applicable regulatory hold periods from the date of issuance.

Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

The Company further announces that it is amending the exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. A total of 12,000,000 warrants were issued in the first tranche of the private placement (6,000,000 each of A and B Warrants) on August 20, 2009 and will expire August 20, 2010. A total of 2,000,000 warrants were issued in the second tranche of the private placement (1,000,000 each of A and B Warrants) on October 16, 2009 and will expire on October 16, 2010. A total of 4,000,000 warrants (2,000,000 each of A and B Warrants) were issued pursuant to the debt settlement agreements on July 23, 2009 and will expire on July 23, 2010. The exercise price of the A and B Warrants were amended by reducing the price at which the warrants are exercised from $0.05 per share to $0.03 per share for the A Warrants and $0.10 per share to $0.03 per share for the B Warrants. For further details on the private placement, see the Company’s news releases dated April 17, 2009, April 22, 2009, July 17, 2009, August 20, 2009 and October 26, 2009.

All figures in this announcement are represented in US Dollars.

BALATON POWER INC.

Michael Rosa
Director, President and Chief Executive Officer